SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO-T/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

Arch Chemicals, Inc.
(Name of Subject Company (Issuer))

LG Acquisition Corp.

an indirect wholly owned subsidiary of

Lonza Group Ltd.
(Name of Filing Persons (Offerors))

Common stock, par value $1.00 per share
(Title of Class of Securities)

03937R102
(CUSIP Number of Class of Securities)

Marc Funk, Esq.
Group General Counsel, Senior Vice President
Lonza Group Ltd.
Münchensteinerstrasse 38
CH-4002 Basel, Switzerland
+41 61 316 81 11
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:

Scott Waldman, Esq.	Kevin T. Collins, Esq.
Vice President and Secretary	Tobias L. Knapp, Esq.
LG Acquisition Corp.	Jenner & Block LLP
90 Boroline Road	919 Third Avenue
Allendale, New Jersey 07401	New York, New York 10022
(201) 316-9200	(212) 891-1600

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$1,244,271,815.20	$144,460

(1)

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0−11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $47.20, the per share tender offer price, by 26,361,691 shares of common stock of Arch Chemicals, Inc., which includes (a) 25,431,974 shares of common stock issued and outstanding; (b) 39,547 shares of common stock subject to outstanding options; (c) 323,778 shares of common stock subject to or deemed subject to outstanding performance unit awards; (d) 289,735 shares of common stock subject to or deemed subject to outstanding restricted stock unit awards; and (e) 276,657 shares of common stock subject to or deemed subject to outstanding phantom share awards.

(2)

The filing fee was calculated in accordance with Rule 0−11 of the Exchange Act and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010. Such fee equals 0.0001161 of the transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $144,460	Filing Party: LG Acquisition Corp. and Lonza Group Ltd.
Form or Registration No.: Schedule TO-T	Date Filed: July 15, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO initially filed on July 15, 2011 as amended by Amendment No. 1 thereto filed on July 20, 2011 by (i) LG Acquisition Corp., a Virginia corporation (“Purchaser”) and an indirect wholly owned subsidiary of Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), and (ii) Parent (the “Initial Schedule TO” and which, together with this Amendment No. 2 and any additional amendments and supplements thereto, collectively constitute this “Schedule TO”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Arch Chemicals, Inc., a Virginia corporation (the “Company”), at a price of $47.20 per Share, net to the holder thereof in cash, without interest thereon and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 15, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related form of letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and the Letter of Transmittal together with the Offer to Purchase constitute the “Offer”.

     Except as otherwise set forth below, the information set forth in the Initial Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule TO and the related exhibits incorporated therein by reference.

     This Amendment No. 2 is being filed to amend and supplement Item 12 as reflected below.

Item 12. Exhibits

     Item 12 of the Initial Schedule TO is hereby amended and supplemented by adding the following Exhibits:

Exhibit No.	Description
(a)(5)(J)	Press Release issued by Lonza Group Ltd., dated July 27, 2011
(a)(5)(K)	Lonza Half-Year Report 2011, dated July 27, 2011
(a)(5)(L)	Lonza Half-Year Results Presentation to Investors, dated July 27, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 15, 2011, incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(B)	Form of Letter of Transmittal, incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(C)	Form of Notice of Guaranteed Delivery, incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on July 15, 2011, incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(G)	Form of Notice to Participants in the Arch Chemicals, Inc. Contribution Employee Ownership Plan, incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(H)	Form of Instruction Form for Participants in the Arch Chemicals, Inc. Contribution Employee Ownership Plan, incorporated herein by reference to Exhibit (a)(1)(H) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(I)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated herein by reference to Exhibit (a)(1)(I) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D−9 of Arch Chemicals, Inc. filed July 15, 2011, incorporated herein by reference
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Joint Press Release issued by Lonza Group Ltd. and Arch Chemicals, Inc., dated July 11, 2011, incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO of LG Acquisition Corp. filed July 11, 2011.
(a)(5)(B)	Presentation to Investors, dated July 11, 2011, incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO of LG Acquisition Corp. filed July 11, 2011
(a)(5)(C)	Transcript of Analyst Conference Call, incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(D)	Transcript of Analyst Conference Call, incorporated herein by reference to Exhibit (a)(5)(D) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(E)	FAQ for Customers, incorporated herein by reference to Exhibit (a)(5)(E) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(F)	FAQ for Suppliers, incorporated herein by reference to Exhibit (a)(5)(F) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(G)	Transcript of Media Conference Call, incorporated by reference to Exhibit (a)(5)(G) to Schedule TO of LG Acquisition Corp. filed July 13, 2011
(a)(5)(H)	Transcript of Media Conference Call, incorporated by reference to Exhibit (a)(5)(H) to Schedule TO of LG Acquisition Corp. filed July 13, 2011
(a)(5)(I)	Joint Press Release issued by Lonza Group Ltd. and Arch Chemicals, Inc., dated July 15, 2011, incorporated herein by reference to Exhibit (a)(5)(I) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(5)(J)	Press Release issued by Lonza Group Ltd., dated July 27, 2011
(a)(5)(K)	Lonza Half-Year Report 2011, dated July 27, 2011
(a)(5)(L)	Lonza Half-Year Results Presentation to Investors, dated July 27, 2011
(b)(1)	Mandate Letter, dated as of July 10, 2011, by and among Lonza Group Ltd. and the Initial Banks named therein, incorporated herein by reference to Exhibit (b)(1) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

Exhibit No.	Description
(b)(2)	Ancillary Letter, dated as of July 13, 2011, by and among Lonza Group Ltd. and the Initial Banks named therein, incorporated herein by reference to Exhibit (b)(2) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(d)(1)	Agreement and Plan of Merger, dated as of July 10, 2011, by and among Lonza Group Ltd., LG Acquisition Corp. and Arch Chemicals, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of Arch Chemicals, Inc. filed July 11, 2011

(d)(2)	Confidentiality Agreement, dated as of May 2, 2011, between Lonza Group Ltd. and Arch Chemicals, Inc., incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(g)	Not applicable
(h)	Not applicable

SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2011
LG Acquisition Corp.

	By:	/s/ Joseph R. Colleluori
	Name:	Joseph R. Colleluori
	Title:	S.V.P. Corp. Development

Lonza Group Ltd.

	By:	/s/ Marc Funk
	Name:	Marc Funk
	Title:	Group General Counsel

	By:	/s/ Joseph R. Colleluori
	Name:	Joseph R. Colleluori
	Title:	S.V.P. Corp. Development